Filed by Nuance Communications, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nuance Communications, Inc.

Commission File No. of Subject Company: 000-30203

Nuance Communications, Inc.

Statements in this document regarding the proposed transaction between ScanSoft and Nuance and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects with respect to Nuance’s NVP product constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the transaction; the ability to successfully integrate operations and employees; the ability to implement any proposed strategy respecting NVP; the level of performance that may be expected of NVP; and the other factors described in ScanSoft’s Annual Report on Form 10 K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10 K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft and Nuance disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

SAFE HARBOR FORWARD LOOKING STATEMENTS

The New Voice of Business

1

Nuance Communications, Inc.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

The New Voice of Business

2

Steve Gershik, Nuance

Elizabeth Herrell, vice president, Forrester Sundeep Gupta, Nuance

The Forrester Guide to Choosing the Right Contact Center Infrastructure

May 25, 2005

The New Voice of Business

Forrester’s Wave™ Methodology Speech Self-Service Platforms

Elizabeth Herrell

Vice President Forrester Research

The Forrester Wave™ supports speech platform vendor selection criteria

Technology and standards

Platform capabilities

Market presence

Services and strategy

A graphical representation of a market landscape An open methodology for evaluating vendors and products across software, hardware, and service markets A tool for technology buyers making purchase evaluations

What is a Forrester Wave™?

The Forrester Wave is:

An open methodology supported by detailed criteria

Platform services Application services Results produced Strategy and road map Market presence

Criteria used for speech platform vendors

Reporting and monitoring

Open standards speech platforms

Speech applications and building tools Speech engines Call control and processing Speech browser

Grammar support

Large grammar sizes reduce custom development Ability to dynamically update grammars without restart platform improves flexibility for managing application Vendors rated on support of various sized grammars:

Proven support for grammars more than 5 MB Proven support for grammars between 2 MB and 5 MB

Background noise elimination

Noise elimination significantly improves the quality of the speech application Vendors ranked on ability to eliminate ambient noise from mobile users:

Noise elimination significantly above average Average noise elimination Below average noise elimination

Natural language understanding support

Allows callers to use a wider range of words when dialoguing with a speech application Provides framework for caller to speak more naturally without system prompts Vendors evaluated on number of deployments

More than 50% of total deployments Supported but not in production

Speaker verification

Provides a biometric voice print of caller Used for identification and security

Vendors evaluated on platform support for speaker verification:

Supported in 5% to 20% of deployments Plans to support but none deployed

VoiceXML 2.0 support

VoiceXML 2.0 is current standard for speech applications VoiceXML 2.0 is open standard and supports application portability Vendors evaluated on compliance with VoiceXML 2.0 standard and number of deployments Leading vendors more active in support for standards committee

Survivability and recovery

Denotes how vendors support survivability of system in case of failure Vendors evaluated on number of redundant elements offered on platform

Standby (hot, warm, cold) Hot swapable elements Disk mirroring Disaster recovery plan

Management and reporting

Management tools facilitate user’s ability to generate reports on system’s performance Criteria for management tools include:

Web-based management capabilities Flexible reporting Easy diagnostics Diagnostics at call level, utterance level

CTI support

Most companies have CTI implementations

Multiple vendor support for CTI provides companies with greater flexibility for future upgrades Vendors rated on ability to support leading CTI vendor platforms

Outbound notification support

Outbound notification allows companies to use speech applications for dialing out to customers Outbound notification may not be in initial application but often added later Outbound notification support includes:

Ability to set calling party number Answering machine detections SIT tone detection

Application services

Indicates level of support for platform applications Vendors evaluated on support for application services either directly or through partners Services required for application support include:

User interface design

Speech engineering and tuning

Why Forrester Wave™ speech platforms now?

Importance of speech in business today requires companies have tool for vendor selection Change from legacy IVR to open system speech platforms has market uncertain of current leaders Automation considered high priority as means to reduce support costs for business Self-service now considered a business necessity

Vendor evaluation — Forrester Wave™

Source: December 8, 2004, Tech Choices “Evaluating Speech Self-Service Platforms”

Premise or hosted solutions? Determining best fit

Premise

Own application Build expertise Tighter control Improved flexibility Control costs

Speech self-service platforms

Hosted

Experienced staff 24/7 support Easily scalable Continual refresh Avoid CapEx Vendor choice

Leadership differentiators

Grammar databases

Pre-built interfaces

Hand-tuned dictionaries

Standards compliant

Strong reference base

Application integration

Optimized speech

VUI design

Web-based solutions

Customer reference evaluations

Reference customers questioned on overall ability of vendor to demonstrate excellence References included the following criteria:

Satisfaction with results achieved Satisfaction with process used On-time delivery of project Cost of project for value received

Forrester recommendations

Avoid isolated decisions

Engage standards compliant vendors Prioritize expertise in application complexity Identify vendor’s vertical expertise Use caution with packaged solutions Compare before you buy Work with experts

Thank you

Elizabeth Herrell eherrell@forrester.com

www.forrester.com

Entire contents © 2005 Forrester Research, Inc. All rights reserved.

Nuance Voice Platform™

An Open, Standards-based, Tightly Integrated Software Platform

Optimized To

Deliver Customer Satisfaction And Measurable ROI Via Voice Applications

The New Voice of Business

Traditional IVR Platforms

Traditional IVR

Platforms

Unable to deliver automation and customer satisfaction

Designed for touch-tone, with support for speech as an afterthought Built on outdated speech technologies – three years old in some cases

High total cost of ownership

Runs on expensive, proprietary components

Tools do not incorporate speech application design and development best practices

Complex and costly custom integrations to call center and back-end infrastructure

Limited speech-centric services and experience

Little experience in delivering and designing speech solutions No VoiceXML deployment expertise

The New Voice of Business

Other Standards Based Platforms

Other Open, Standards-based Platforms

Do not leverage latest advances in speech technologies

Lengthy & complex integration of 3rd party speech technologies Delay in time-to-market of advanced technologies Unable to deliver highest automation and customer satisfaction

Limited speech-centric services and application experience

Little experience in delivering and designing speech solutions Very limited VoiceXML deployment expertise Tools do not incorporate speech application design and development best practices Platform components not tightly integrated, reliance on numerous third party vendors for tools, speech recognition etc…

Unclear focus and commitment

Long term financial viability in question for some

The New Voice of Business

Open, Standards Based Platform Uniquely Optimized for Speech Self-Service

Enables an open, standards-based approach

Strong

Fair

Other Standards Based

Traditional IVR

Nuance Voice Platform

Fair

Strong

Optimizes performance of an enterprise’s speech solutions

The New Voice of Business

Banking and Financial Services: Face to Phone

70K

80% $100M $1.2M

Customers Inquiries Handled

Caller Success Rate

In Payments Processed

In Profits Contributed to the Bottom Line

All numbers are per month

The New Voice of Business

Nuance Voice Platform

Direction

Proven Customer Success

Ongoing Support

Futures Roadmap

Partner Friendly Approach

The New Voice of Business

Steve Gershik, steveg@nuance.com www.nuance.com

The New Voice of Business

Steve Gershik: Before we begin, I need to tell everyone that the matters we are discussing on this webcast may include beliefs, goals, plans, prospects or expectations, and other forward-looking statements with respect to the proposed transaction between ScanSoft and Nuance and with respect to Nuance’s Nuance Voice Platform products. These statements are subject to risks and uncertainties that could cause actual results or events to differ materially. You should refer to the recent SCC filings and public announcements of ScanSoft and Nuance for a detailed description of such risks and uncertainties. In addition, you can refer to the forward-looking Safe Harbor statement on your screen now for further information.

Hello, and welcome everyone. My name is Steve Gershik, Group Manager for Internet Marketing at Nuance. A few notes about the presentation interface. For those of you listening to the presentation live today, you’ll notice on the left-hand side of your screen, you have the opportunity to click on an e-mail link and send us questions directly. Because we’ve promised to keep the presentation to 30 minutes or so, we’ll answer questions we receive via e-mail at the e-mail address you used when you signed in. Presentation slides come in three sizes. You can select the image size best suited for your system configuration by clicking the desired image size button. Small is best for slow connections and moderate screen resolutions, medium is for average connections and moderate screen resolutions, and large requires a fast connection and high-resolution monitor settings. If you’re having difficulty hearing the audio associated with this webcast, try clicking on a smaller slide size. Finally, you’ll see three links under the presentation links menu on the left-hand side of your screen. You can jump directly to the Nuance website, you can visit Speech University and learn more about designing, project managing and developing speech applications, or you can download the Forrester Wave report we’ll be talking about later today. And now on to today’s event.

You know, the limitations of using the telephone keypad naturally restricts the type of information that’s collected. It only supports basic numeric commands, your standard “press 1 for customer service, press 2 for technical support” -type applications. Speech applications provide much more flexibility. They eliminate hierarchical menus and allow callers to quickly get to their destination. Companies that migrate from Legacy IVR or Interactive Voice Response platforms to next generation speech platforms report that 10-20% of customer transactions are completed using speech. In Forrester’s new wave report, they even note that, “intriguingly, many customers claim that they prefer to interact with the always positive, automated agents than with live agents, which brings us to today’s topic.

Sundeep Gupta is Group Product Manager, Tools and Applications at Nuance, and I’ll be speaking with him a little later in the broadcast. But first, Elizabeth Herrell is the Vice President at Forrester Research and has recently completed the Forrester Wave Report on Speech Self-Service Platforms. She joins us now.

Welcome, Elizabeth. It’s nice to be talking with you.

Elizabeth Herrell: Hello, and it’s good to talk to you today.

Steve Gershik: So why did Forrester do this particular wave report?

Elizabeth Herrell: Well, the Forrester Wave is a regular report that we put out which helps our clients evaluate vendors and evaluate technologies. The reason I did this particular wave report on speech self-service platforms is that the technology has changed, and we are moving away from the proprietary IVR systems, and there is a whole new set of, series of platforms out there, and I think many of our clients are not fully aware of who are the market leaders in this area, so my goal was to speak to the leading vendors who are offering speech self-service platforms and to evaluate them compared to each other.

Steve Gershik: What criteria goes into a wave report? Is it a set, set of criteria, or do you customize the criteria for each report, and how do you come up with that?

Elizabeth Herrell: Alright. Well, first I think I should just start and say what a wave is for those who haven’t visually seen it. It is really just a graphical representation of what the market is today, the market landscape, and it’s based on a rigorous methodology for evaluating vendors across their different software, hardware platforms and services. So the criteria, since it’s an open methodology, the criteria that I used was specific for speech self-service platforms, and in this particular case, I wanted to evaluate what the platform services were, what the application services were, evaluate vendors on the results produced, then, more forward looking, looking at their strategy and then also their market presence.

Steve Gershik: Okay, can you talk a bit more about what the platform and the application services piece of that is?

Elizabeth Herrell: Well, I think that’s very important, the platform services, because that’s really the heart of how vendors are different, and you can start drilling down and, and going much deeper into seeing how are these vendors different. The, first of all, all the platforms will have speech engines to them and voice browsers, but the platforms really drilling down on what is offered inside these vendors’ services, so some of the things I looked at, I looked at, were the grammar support. The grammars are the words that you use to build your speech applications.

Another area that is very important for quality of performance is to eliminate background noises, and if they, if vendors have a specific criteria on how they go about eliminating background noises, we know then that the applications will be much more robust and will be far more accurate. So I, I asked each of the vendors what they did in this regard. As we know going forward that we want our speech platforms to be somewhat flexible and we’re moving away, of course, from the rigorous touchtone menus that were part of the IVR, or Interactive Voice Response platforms, so natural language support – do the vendors support this? Now, not every instance requires natural language support which provides the speaker or the person who’s on the phone to have, to more or less say anything or to have a more open dialogue with the, with speech engines. So if you have more natural language support, you’re going to be able to have a more flexible application, and you will have a more comfortable user who’s using this engine.

Another area which is really an emerging area and is not seen on many speech applications but one that I think will be even more important going forward is the speaker verification support, and the speaker verification support is really speech biometrics, which is allowing a company to pretty much take a voice print of the caller to use for verification purposes. Now in cases of financial institutions and even retail stores where they’re looking for a new way to identify callers, one that’s not intrusive and is really easier to use than, say, remembering a lot of passwords or PIN numbers, this is going, this is an important application, and will continue to be an important application going forward. So I, I was curious when I was talking to the numerous vendors how many of, of them, how many deployments of speaker verification they had to date, and again this tells me a little bit about their use of new tools and technologies.

Another area, and, and this is one that is extremely important, is their support of standards. The current standard for speech application is VoiceXML 2.0. VoiceXML is the only standard that’s been certified to date. VoiceXML 1.0 preceded 2.0, and most vendors support VoiceXML 1.0, but it was very important to find out that the vendors support VoiceXML 2.0 because now we have a much more, an open standard, and one that potentially could be transferable among different platforms. And it was also important for me to understand did the vendors support the standards actively or passively, and some of the vendors had a, a very, they had members on the committees, they were very involved in the standards boards, which tells me that they’re very updated on what is occurring in this industry and really will deliver to their customers, the latest and the most advanced features.

Now, we never like to think that our, that something’s going to go wrong, but as we all know, things can go wrong, so my other consideration was what would be the survivability and recovery for this system. So do the vendors provide things such as redundant elements, hot standby, warm, cold standby, disk mirroring or disaster recovery, or other things such as resource share pooling. And when we’re looking at speech platforms, we really want to understand if our platform will perform, and what a vendor has done to ensure that we have a platform that will not fail on us in one of our missing critical applications.

Then of course, another area that many of us are very concerned about is the ability to understand what we’re using, and of course we’re looking for management and reporting tools that we can determine the operation of our, our system, and of course web-based management capabilities are really what we’re looking for in this case so that we’re able to have ease of use. We can have flexible reporting. We can have easy diagnostics, and we can diagnose problems at the call level or even at the utterance level.

And another area that we also looked at was the CTI support. Most applications will need to support different areas of CTI, and certainly, I, I would like to see vendors supporting more than one CTI vendor because, as time goes on, it’s very likely we might even switch our vendors, so I did give points if they supported, you know, one, two or more CTI vendors. When we’re using speech applications, we do not always use them for inbound calls. We might, at some point, want to send outbound notifications to remind our clients or our customers of schedules or meetings, or, if, we’re the case of a utility company, perhaps we want to notify a group of people that there would be a power outage. So I was also scoring the different platforms on their outbound notification support. For example, did they have the ability to set calling party numbers, could they do answering machine detection, etc. So, so this again is a function that may not be built in the initial application, but certainly a company would want to have this ability for future applications.

Another area that we considered were the application services that the vendor provided. Now application services could be direct or many of them are through partners. So when you’re building your speech platform, you’re going to have your, the, the reliability and the robustness of the underlying platform that’s going to support the application, but even more important, we’re now putting applications on top of these platforms, and what is the vendor’s ability to develop, maintain and support these applications.

Steve Gershik: I go back to the, to the beginning and the question that was sort of in my mind as I read through the wave report. What, what was the compelling event, or why did Forrester decide to do this speech platform vendor selection wave report now?

Elizabeth Herrell: I think the, the critical reason why we wanted to do the wave report now was looking at the importance of speech in business today. Companies have discovered that they really need to automate to be more effective. They’re looking for ways to do this. They need to move to more self-service applications throughout their environment, and this has gone from a nice to have to a business necessity for many companies who really must provide quality customer service while at the same time trying to minimize their costs.

Steve Gershik: It, it’s interesting as you look at the placement of the companies on the wave, there are a couple of things that, that are striking. First, that there are no companies that appear in sort of the outer bands as risky bets or contenders, so there is nobody out on the fringes that you saw as an emerging...

Elizabeth Herrell: Right. Quite the contrary. There are numerous platform providers out there who are very much risky bets. The, the point, because this was the first wave of this type in this area, I really limited my selections to, I sent invitations out only to the twelve companies who I considered leaders. I could have sent them out to 40 companies, and we would have had far more risky bets, far more emerging companies, a lot more unknown, uncertain providers. In, in the sense that I didn’t, I limited to top-tier players is why you do not get the risky bets, but I can assure you there are, I, I could probably think of 25 companies who could fill out the rest of that chart.

Steve Gershik: The other thing that, that, that struck me, is there are a lot of players in here that have been platform providers for years, if not for decades, and they didn’t score so well. With all that expertise and all this experience, why, why, why do you suppose that is?

Elizabeth Herrell: Well, I think there are, there are some very good players there who have been in the IVR business for years, and first of all the fact that they ranked on the chart tells me that they can provide quality services, but again their expertise in speech and their, is not the same, and a lot of them do not have the same dedication to speech as some of the other companies, so when we looked, when I was looking at the different companies, it came out quite clearly that speech, or supporting a speech application, is another function of the many services I provide, versus some of the companies who rose to the top were clearly those who had dedicated expertise in speech, and, and that really came out when we were looking at some criteria such as strategies—Where are you going? Where do you see speech evolving? What are your, what are you going to do as you go forward to accelerate speech adoption in the marketplace? How do you see speech playing? Well, the vision of the leaders was quite much more in the forefront of thought leadership than some of the more traditional platform providers.

Steve Gershik: Commingled in this wave, you’ve got companies that provide hosted solutions and on-premise solutions. Is that typical to, to commingle those kinds of companies in a report like this?

Elizabeth Herrell: Well, not necessarily, but then there’s one in there who does both hosted and premise solutions. I think when a company is trying to look for a solution, they first should look at a vendor who can provide them with the type of functions and capabilities that they need. That’s, that’s one decision. I want the best vendor who is going to build me the platform and support it with applications that will provide me with the return on investment that I’m expecting. Then I think a secondary decision is do you want a premise or a hosted solution. I mean, if you want to own the application and you want to build your expertise in-house, have tighter control over the application, then perhaps premise solution is the right fit.

Steve Gershik: Now the complete report is available online and I encourage folks to go and take a look at it, and particularly read through and, and see how the evaluation criteria fits for their company, but I would be remiss, Elizabeth, if I didn’t ask you to talk about the leaders and, and who came out the strongest in this, in this study.

Elizabeth Herrell: Well, the leaders came out, and, by the way, I did not know who was going to be a leader until all the extensive reports came in, and then we built a score card and we measured each vendor against this score card, so there really wasn’t a lot of room for fluff here, and there really wasn’t a lot of room for, say, marketing hype. This is really listing facts, and facts on a spreadsheet start revealing things that you do not necessarily think about while you’re just listening to a presentation, so the two that came to the top definitely were Nuance, and, with their speech platform, and Tellme Networks, who is a network provider for speech platforms. The, notice that the Legacy vendors did not score as high there, but again, none of those were, had the same dedication to the development strictly of speech, speech platforms, speech deployment. So again I think that what was common about yourself and Tellme is that your entire business is dedicated to the delivery of speech applications. You have the expertise in-house. I think between the two companies, the number of employees who had significant degrees in speech and understanding speech technology and all the related support was, was quite higher than the other companies, so it came out that you are two companies who are working in delivering quality speech applications. Yes, if you look on the chart, Nuance did nudge, nudge out Tellme. I’m giving you both top billing, but definitely Nuance did, did come to the top of this chart.

Steve Gershik: And, and I should point out, in all fairness, that Nuance has had a long relationship with Tellme, having been the speech vendor that powers the Tellme service as the speech recognition engine underneath their platform. Did you go out and talk to customers of the, of the platform providers?

Elizabeth Herrell: Talking to the customers was probably the most revealing part, and maybe the most enjoyable part of this whole exercise for me. I personally called all the references, and the, when I talked to, and the references had, I guaranteed that they would be anonymous, I would never quote them directly or share their companies’ names, so they were quite forthright in their comments. And this is, some of the differences in references were one was the quality of the application, you know, that was deployed. Was it pretty much just a replacement for an IVR system, or was this application doing some significant business transactions, and those customers from the top vendors, I also noted, not only had they deployed one or two applications, they had projects going on where they were going to do, add more applications based on the success of their early deployment. So they were a strong proponent for the advantages of speech, the ability of speech applications to make a difference in their business. Some of the other, some of the other applications were supportive applications. The customers were happy, but there wasn’t really any thought leadership in those applications. They pretty much went in as promised, the, the, or maybe not quite as promised. A lot of the references also would say things as, “Well, gee, this took me a lot longer, but I’m, I think that was my problem, probably not the vendor’s problem. I didn’t know that I needed to do these things,” where I think those who work with the market leaders would say, “They were with us the whole step of the time. They gave us the, you know, they helped us understand what we needed to do, what integration efforts were needed, they supported us, and we were able to roll this out and meet our deadlines.” So again, it, when it’s a one-off between the platform and the application and there’s a lot of different players involved, things can get lost, but those who had a more dedicated team came out with more quickly deployed applications that I saw when I would answer them what are the results of your applications, most of them were very articulate in saying, “Well, because of this application, we have managed to, you know, convert from a, compared to a touchtone IVR to a speech application, we might have had a 10-20% point gain in completed transactions.”

Steve Gershik: Elizabeth, you, you finished the report with some great recommendations. What are they?

Elizabeth Herrell: The first one is I think we need to avoid isolated decisions. It’s very important that when companies are evaluating speech solutions they, they work with, in their business organization, and then they work with a provider that they feel comfortable with for a long-term relationship. So, in other words, companies need to avoid just plugging in a little application here and there with mixed vendors. Make a vendor commitment and a decision on, a strategic decision on how speech will be deployed in your organization.

The next is work with standards-compliant vendors. If you don’t, you’re going to end up with customized work, and when it’s customized, it’s not portable. So, if you want consistency and you want a better value, a standards-compliant vendor will provide that.

Another recommendation is to prioritize the expertise in the application’s complexity. So, we see that solutions can go from very simple to very complex, so you want to look for vendors who have specific expertise in applications that are aligned with what applications you’re going to deploy, and also that they might have references in the same vertical industry as yours. So avoid those that have not built this type of application before, because again you will probably take a longer time and you will not have that same level of expertise.

And, the, the next recommendation was to work with vertical expertise, and I just highlighted this just a second ago. But the same industry where a lot of the providers have like a strong vertical and financial institutions or in communications, in, in insurance industries, whatever your business is, but they will already have those prepackaged grammars, they will have built those out, and so you can leverage that work and, and grow from where you, grow from that experience.

The, the next is to avoid caution with package solutions. Now I mentioned before package solutions are a good idea to having repeatable modules, but remember that they do require some customization, and some of these quick-to-deploy package solutions often, often have very limited grammars, and you’re not going to be able to have the flexibility that you may need in the long term. So while they could be very easy to deploy, such as a store locator that doesn’t take, you know, too much, you could use it, but also realize that you’re not going to have the preciseness that you may need or perhaps all the grammars already built into it.

And, and my final one is, is really do your shopping before you buy. Always ask for a live production environment where you can go and, and test those applications. Dialogue with the system, and, and don’t rely on just the demo that’s been pre-recorded. Get on the phones yourself and, and ask if you can call into those applications. And again, ask, ask the vendor what type of in-house skills they have. Do they have, are, are they, do they have them directly. If they work through partners that’s okay, but how close do the partners work with them? Do the partners just take the application and run with it, or are they really a partnership where they’re working very closely with these other providers? So again, look at the whole picture. Speech, I will assure you, if you do it right, you will come back for more applications because the justification will be there, and, and then expect that you will have multiple applications that will grow from a successful original application.

Steve Gershik: Last question, Elizabeth. It’s been a few months since the report came out. The world’s changed a little bit since then. Would you change anything about your recommendations today?

Elizabeth Herrell: At the moment, it’s only been a few months, and I, I really don’t think the world has changed quite that fast. I think Nuance has changed, has been undergoing some changes. I still see most of the market at the higher end. I’m waiting for the market to shift downward more, and I think we’ll see more of that coming out in the next few years. I- I- I- I believe your, the larger enterprises are on board, but that doesn’t exclude that mid-size companies cannot get value, you know, almost right out of the gate with a well-developed speech application.

Steve Gershik: Elizabeth, thank you very much.

Elizabeth Herrell: Bye-bye.

Steve Gershik: Sundeep and I have worked together for seven years here at Nuance, and when first we started working together, there was no Nuance Voice Platform. Why, why did Nuance decide to build a, a platform?

Sundeep Gupta: That’s a good question, Steve. As you remember, sometime in the year ‘99/2000 there was excitement about a new standard called VoiceXML. This standard was severely positioned at a way to build speech applications in a manner quite similar to how web applications are built. We heard from customers that they really liked the new model of building speech applications which was really the fact that I could leverage my web technologies, I could leverage my web skills, and XML technologies and knowledge around it, but they were lacking a robust platform because what we offered really was something that customers had to integrate together, so based primarily on that demand that we saw from our early customers, we decided to build a platform that would offer a set of technologies that our customers could use to build robust speech applications.

Steve Gershik: What does NVP do that other Legacy IVR platforms don’t do?

Sundeep Gupta: NVP, as you can see, is what we call a next generation IVR platform. It’s really optimized for speech self service. Many of the Legacy IVR platforms have a retrofitted speech capability to the platform, so remember these platforms have a long history. They have been out in the market. They have various kinds of architectures, many of them proprietary, and because of that limitation in the architecture, these platforms are often not able to use or utilize all the capabilities that speech offers, such as capabilities in the engine, capability around managing engine, around building applications, and what NVP offers is a platform that is based on open standards, such as VoiceXML. It is based on a model of development that is very familiar to web developers. At the same time, it is highly optimized for speech so that you really have all the power of the speech engine available to you, and you have tight integration with development tools so that you can build out of both applications.

Steve Gershik: How are customers actually using this out in the real world?

Sundeep Gupta: Well, we find a lot of demand for such platforms as we have customers that have said that, “Hey, speech recognition in my self-service offering is going to be very critical to me. I have seen the benefits that speech can provide in some cases, and I really feel that optimizing the automation rate, or in other words getting the highest automation rate is critical to me because automation rate is a driver for ROI, so the higher the automation rate is, the faster my return, or the greater my return on investment is.” And automation rate is also a major driver for customer experience, because just think about it – If you have applications that don’t sort of recognize and don’t complete the transaction, it is less likely that your customer is going to use it, and as a result the automation rate will suffer and not only will your customer experience suffer. So, where we find customers really interested is where they believe that speech is vital to improving automation for their self-service transactions, and they need a, a robust platform that is optimized for those kinds of transactions.

Steve Gershik: Can you talk about some of the customers that are using NVP now?

Sundeep Gupta: Sure thing. We have a number of customer case studies you can find on the web, but I just wanted to highlight one customer such as Countrywide Finance. Most people are probably aware of this customer. They are a large, diversified financial company with primary business in mortgage banking, so if you own a home, chances are pretty good that your mortgage is carried by Countrywide Finance or serviced by Countrywide Finance. So this company has a, a need for servicing their callers, and the applications, for example, range from callers calling in to make a payment on their mortgage. So if I want to make a payment using my checking account, I can call in and conduct that transaction. Prior to a voice system, the automation rates were very low because, as you can imagine, trying to get a checking account number which has alphanumerics in it is a hard task and often cannot even be done using touchtone. Using a speech application running on the Nuance Voice Platform, they were successfully able to process more than $100,000,000 of mortgage payments every month, keeping high automation rates and high customer satisfaction.

Steve Gershik: I want to get to the question that’s on a lot of people’s minds these days. What’s the future of the Nuance Voice Platform?

Sundeep Gupta: That’s a good question, Steve. As many of the listeners to this webcast are probably aware, the board of directors for Nuance and ScanSoft have unanimously agreed to a merger of the two companies. The merger will substantially strengthen the combined companies’ position as the leading comprehensive provider of speech software solutions. Whether you are an existing NVP customer or are in the process of purchasing NVP, we would like to outline our commitment to this product and to reassure you that Nuance considers NVP its strategic asset within the current Nuance product portfolio. More than 100 companies rely on the NVP product to run their business-critical customer service functions, and it is in the business interest of the combined company to best serve these customers. Subsequent to the merger’s close, which is anticipated in September, we expect to provide our customers and partners a go-forward strategy for NVP. This strategy will include a plan for the ongoing support of NVP as well as a future development roadmap to best serve customer needs.

Steve Gershik: It sounds like you’ve been asked that question a lot before.

Sundeep Gupta: Yeah, yeah.

Steve Gershik: So thanks, Sundeep, for joining us today.

Sundeep Gupta: Thank you, Steve.

Steve Gershik: If you have any comments about today’s webcast or suggestions for topics you’d like to hear us cover in future presentations, please feel free to drop me a note directly. You can reach me at steveg@nuance.com, that’s steveg@nuance.com. We present these webcasts to help you reach your business goals, and we hope you’ve found this series helpful. If you missed any of the presentation, it’ll be archived on the nuance.com website at the same URL you received in your e-mail. Thanks for attending, and goodbye.